June 29, 2007

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Jennifer Hardy Branch Chief - Legal Division of Corporation Finance

Re:	Show Me Ethanol, LLC Form 10-SB SEC File No. 0-52614 Filed on April 30, 2007

Ladies and Gentlemen:

Show Me Ethanol, LLC (the “Company”) hereby withdraws the Registration Statement on Form 10-SB previously filed by the Company with the Securities and Exchange Commission on April 30, 2007. The Company is withdrawing the aforementioned Registration Statement, but intends to file a revised Registration Statement on Form 10-SB responding to the comments of the Staff of the SEC.

If you have any questions regarding this matter, please contact T.J. Lynn (816-374-3352) at Bryan Cave LLP.

Show Me Ethanol, LLC
By: /s/ David Durham
          David Durham, Chairman